UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42287

Jinxin Technology Holding Company (Exact name of registrant as specified in its charter)
Floor 8, Building D, Shengyin Building, Shengxia Road 666 Pudong District, Shanghai 201203 People’s Republic of China +86 21-5058-2081 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Board and Management Changes

Mr. Jun Jiang has resigned from his positions as the director, chief financial officer and chief operating officer of Jinxin Technology Holding Company (the “Company”) due to personal reasons, with effect from September 21, 2026. The resignation of Mr. Jiang was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Ms. Fangfang Zhou has been appointed as the chief financial officer by the remaining members of the board of directors of the Company to fill the vacancy resulting from the resignation of Mr. Jiang, effective September 21, 2026. The Company has decided not to appoint a new chief operating officer.

Ms. Zhou has served as the finance and administration director of the Company since April 2014. Prior to that, Ms. Zhou served as a department administration head at the Shanghai office of Huawei Software Co., Ltd. from April 2009 to March 2014, where she was in charge of finance reporting, department level administration and other related management matters. From July 2007 to March 2009, she worked as a sales assistant at Xizi Fuxin Technology Co., Ltd., an affiliate under Hangzhou Xizi Group. Ms. Zhou received her bachelor’s degree in automation from Xi’an University of Architecture and Technology in 2007.

Incorporation by Reference

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (File No. 333-292449) of Jinxin Technology Holding Company and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jinxin Technology Holding Company

By:	/s/ Jin Xu
Name:	Jin Xu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: September 21, 2026

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